                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

      (Mark One)

      (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                      For the Year Ended December 31, 1997

      [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
          ACT OF 1934 [NO FEE REQUIRED]

           For the transition period from _______________ to _____________

      Commission File No. 1-9753

               A.    Full title of the plan:

                     Georgia Gulf Corporation Savings and Capital Growth Plan

                     (referred to herein as the "Plan")

               B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                     Georgia Gulf Corporation
                     400 Perimeter Center Terrace
                     Suite 595
                     Atlanta, GA 30346
                     (770) 395-4500

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

               GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN

                                                     GEORGIA GULF CORPORATION
                                                     (Plan Administrator)

                                                     By:  /S/ JOEL I. BEERMAN
                                                        -----------------------
                                                         Joel I. Beerman
                                                         Vice-President

June 23, 1997

                                         GEORGIA GULF CORPORATION
                                     SAVINGS AND CAPITAL GROWTH PLAN

                                    FINANCIAL STATEMENTS AND SCHEDULES

                                     AS OF DECEMBER 31, 1997 AND 1996

                                              TOGETHER WITH
                                             AUDITORS' REPORT

                            GEORGIA GULF CORPORATION

                        SAVINGS AND CAPITAL GROWTH PLAN

                      FINANCIAL STATEMENTS AND SCHEDULES

                          DECEMBER 31, 1997 AND 1996

                               TABLE OF CONTENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

         Statements of Net Assets Available for Plan Benefits, With Fund Information--December 31, 1997 and 1996

         Statements of Changes in Net Assets Available for Plan Benefits, With Fund Information, for the Years Ended December 31, 1997
         and 1996

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SCHEDULES SUPPORTING FINANCIAL STATEMENTS

         Schedule I: Item 27a--Schedule of Assets Held for Investment Purposes--December 31, 1997

         Schedule II: Item 27d--Schedule of Reportable Transactions for the Year Ended December 31, 1997

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of
Georgia Gulf Corporation
Savings and Capital Growth Plan:

We have audited the accompanying statements of net assets available for plan benefits, with fund information, of the GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN as of December 31, 1997 and 1996 and the related statements of changes in net assets available for plan benefits, with fund information, for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Georgia Gulf Corporation Savings and Capital Growth Plan as of December 31, 1997 and 1996 and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for the purpose of additional analysis rather than to present the net assets available for plan benefits and the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Arthur Andersen L.L.P.

Atlanta, Georgia
June 5, 1998

                              GEORGIA GULF CORPORATION

                           SAVINGS AND CAPITAL GROWTH PLAN

  STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                              DECEMBER 31, 1997 AND 1996

                                                                       Participant-Directed
                             ----------------------------------------------------------------------------------------------------
                                                                                       Blue Chip
                                 Total Return Fund        Stable Value Fund           Growth Fund               Stock Fund
                             ----------------------------------------------------------------------------------------------------
                                 1997          1996        1997        1996        1997         1996        1997          1996
                             -----------   -----------  ----------  ----------  ----------   ----------  -----------   ----------
ASSETS:
   Investments:
      INVESCO Total Return
       Fund                  $41,539,454   $37,482,133  $        0  $        0  $        0   $        0  $         0   $        0
      INVESCO Stable Value
       Fund                            0             0   8,588,029   6,842,962           0            0            0            0
      Fidelity Blue Chip
       Growth Fund                     0             0           0           0   9,987,117    5,566,950            0            0
      Dodge & Cox Stock
       Fund                            0             0           0           0           0            0   14,631,514    9,161,725
      UAM Small Company
       Fund                            0             0           0           0           0            0            0            0
      American Funds
       Europacific
       Growth Fund                     0             0           0           0           0            0            0            0
      Equity securities                0             0           0           0           0            0            0            0
      Participant loans
       (Note 4)                        0             0           0           0           0            0            0            0
                             -----------   -----------  ----------  ----------  ----------   ----------  -----------   ----------
NET ASSETS AVAILABLE
 FOR PLAN BENEFITS           $41,539,454   $37,482,133  $8,588,029  $6,842,962  $9,987,117   $5,566,950  $14,631,514   $9,161,725
                             -----------   -----------  ----------  ----------  ----------   ----------  -----------   ----------
                             -----------   -----------  ----------  ----------  ----------   ----------  -----------   ----------

                                                                       Participant-Directed
                             ----------------------------------------------------------------------------------------------------
                                                             Europacific
                                 Small Company Fund          Growth Fund       Georgia Gulf Stock  Fund   Participant Loan Fund
                             ----------------------------------------------------------------------------------------------------
                                 1997          1996        1997        1996        1997         1996        1997          1996
                             -----------   -----------  ----------  ----------  ----------   ----------  -----------   ----------
ASSETS:
   Investments:
      INVESCO Total Return
       Fund                  $         0   $        0   $        0 $         0  $         0  $         0  $        0   $        0
      INVESCO Stable Value
       Fund                            0            0            0           0            0            0           0            0
      Fidelity Blue Chip
       Growth Fund                     0            0            0           0            0            0           0            0
      Dodge & Cox Stock
       Fund                            0            0            0           0            0            0           0            0
      UAM Small Company
       Fund                   12,403,394    7,502,074            0           0            0            0           0            0
      American Funds
       Europacific
       Growth Fund                     0            0    4,080,782   2,663,347            0            0           0            0
      Equity securities                0            0            0           0   26,980,718   27,119,427           0            0
      Participant loans
       (Note 4)                        0            0            0           0            0            0   2,974,350    2,681,692
                             -----------   ----------   ----------  ----------  -----------  -----------  ----------   ----------
NET ASSETS AVAILABLE
 FOR PLAN BENEFITS           $12,403,394   $7,502,074   $4,080,782  $2,663,347  $26,980,718  $27,119,427  $2,974,350   $2,681,692
                             -----------   ----------   ----------  ----------  -----------  -----------  ----------   ----------
                             -----------   ----------   ----------  ----------  -----------  -----------  ----------   ----------

                                                                                        Page 3 of 3




                                                        Nonparticipant-Directed
                                                           Total Return Fund                  Total
                                                        -------------------------  --------------------------
                                                           1997          1996          1997           1996
                                                        -----------   -----------  ------------  ------------
ASSETS:
   Investments:
      INVESCO Total Return Fund                         $32,185,494   $26,495,574  $  73,724,948 $  63,977,707
      INVESCO Stable Value Fund                                   0             0      8,588,029     6,842,962
      Fidelity Blue Chip Growth Fund                              0             0      9,987,117     5,566,950
      Dodge & Cox Stock Fund                                      0             0     14,631,514     9,161,725
      UAM Small Company Fund                                      0             0     12,403,394     7,502,074
      American Funds Europacific Growth Fund                      0             0      4,080,782     2,663,347
      Equity securities                                           0             0     26,980,718    27,119,427
      Participant loans (Note 4)                                  0             0      2,974,350     2,681,692
                                                        -----------   -----------  -------------  ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                  $32,185,494   $26,495,574   $153,370,852  $125,515,884
                                                        -----------   -----------  ------------  ------------
                                                        -----------   -----------  ------------  ------------


The accompanying notes are an integral part of these statements.

                                                                            Page 1 of 3

                           GEORGIA GULF CORPORATION

                        SAVINGS AND CAPITAL GROWTH PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                                                 Participant-Directed
                                                   ------------------------------------------------------------------------------
                                                                                                                 Blue Chip
                                                       Total Return Fund          Stable Value Fund             Growth Fund
                                                   -------------------------   ------------------------   -----------------------
                                                       1997          1996         1997          1996         1997         1996
                                                   -----------   -----------   ----------    ----------   ----------   ----------
CONTRIBUTIONS (Note 4):
   Employer                                        $   753,215   $   816,098   $  280,689    $  241,454   $  375,119   $  268,708
   Employee                                            932,331     1,043,896      291,046       296,513      556,379      473,825
            Total contributions                      1,685,546     1,859,994      571,735       537,967      931,498      742,533

INTEREST AND DIVIDEND INCOME                                 0             0      405,243       391,934            0            0

NET GAIN (LOSS) FROM INVESTMENTS (Note 2)            8,466,699     4,573,177            0             0    1,626,970      650,110

INTEREST INCOME--PARTICIPANT LOANS (Note 4)             64,414        65,304       19,460        17,060       31,104       19,578
                                                   -----------   -----------   ----------    ----------   ----------   ----------
PRINCIPAL REPAYMENTS--PARTICIPANT LOANS                232,658       235,071       61,407        77,775      112,644       60,998
                                                   -----------   -----------   ----------    ----------   ----------   ----------
                                                    10,449,317     6,733,546    1,057,845     1,024,736    2,702,216    1,473,219
LESS:
   Benefit payments                                 (2,159,440)   (4,459,437)    (669,945)   (2,283,437)    (459,974)     (94,365)
   Loan disbursements                                 (504,422)     (663,793)    (123,192)      (63,281)     (94,486)     (71,446)
                                                   -----------   -----------   ----------    ----------   ----------   ----------
                                                    (2,663,862)   (5,123,230)    (793,137)   (2,346,718)    (554,460)    (165,811)
                                                   -----------   -----------   ----------    ----------   ----------   ----------
INTERFUND TRANSFERS                                 (3,728,134)   (5,653,826)   1,480,359     1,781,055    2,272,411    4,259,542
                                                   -----------   -----------   ----------    ----------   ----------   ----------
NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE
 FOR PLAN BENEFITS                                   4,057,321    (4,043,510)   1,745,067       459,073    4,420,167    5,566,950

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT
 BEGINNING OF YEAR                                  37,482,133    41,525,643    6,842,962     6,383,889    5,566,950            0
                                                   -----------   -----------   ----------    ----------   ----------   ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS AT END
 OF YEAR                                           $41,539,454   $37,482,133   $8,588,029    $6,842,962   $9,987,117   $5,566,950
                                                   -----------   -----------   ----------    ----------   ----------   ----------
                                                   -----------   -----------   ----------    ----------   ----------   ----------

                                                                      Participant-Directed
                           ---------------------------------------------------------------------------------------------------------
                                                                                      Europacific                Georgia Gulf
                                  Stock Fund           Small Company Fund             Growth Fund                Stock Fund
                           -----------------------  ------------------------    -----------------------   --------------------------
                               1997        1996        1997          1996          1997         1996         1997           1996
                           -----------  ----------  -----------   ----------    ----------   ----------   -----------    -----------
CONTRIBUTIONS
 (Note 4):
   Employer                $   394,366  $  307,688   $  328,402   $  253,478    $  139,901   $   86,226   $   942,834   $  1,144,186
   Employee                    522,220     464,771      519,691      429,370       198,846      117,320     1,345,565      1,615,715
                           -----------  ----------  -----------   ----------    ----------   ----------   -----------    -----------
      Total
       contributions           916,586     772,459      848,093      682,848       338,747      203,546     2,288,399     2,759,901

INTEREST AND DIVIDEND
 INCOME                              0           0            0            0             0            0       333,743             0

NET GAIN (LOSS)
 FROM INVESTMENTS
 (Note 2)                    2,825,204   1,467,799    2,349,700    1,381,700       150,500      290,723     3,577,377    (1,732,681)

INTEREST INCOME--
 PARTICIPANT LOANS
 (Note 4)                       29,780      23,268       26,092       17,640         9,741        4,887        92,173        92,606

PRINCIPAL REPAYMENTS--
 PARTICIPANT LOANS             118,271      70,369       88,931       55,963        43,188       23,956       275,013       302,772
                           -----------  ----------  -----------   ----------    ----------   ----------   -----------    -----------
                             3,889,841   2,333,895    3,312,816    2,138,151       542,176      523,112     6,566,705     1,422,598
                           -----------  ----------  -----------   ----------    ----------   ----------   -----------    -----------
LESS:
   Benefit payments           (733,219)   (556,650)    (399,180)    (307,274)     (189,760)     (32,736)     (791,375)   (1,374,940)
   Loan disbursements          (88,168)    (74,125)     (83,486)     (90,350)      (42,711)      (7,041)     (309,168)     (469,064)
                           -----------  ----------  -----------   ----------    ----------   ----------   -----------    -----------
                              (821,387)   (630,775)    (482,666)    (397,624)     (232,471)     (39,777)   (1,100,543)   (1,844,004)
                           -----------  ----------  -----------   ----------    ----------   ----------   -----------    -----------
INTERFUND TRANSFERS          2,401,335   2,514,668    2,071,170    1,459,008     1,107,730    2,180,012    (5,604,871)   (6,395,461)
                           -----------  ----------  -----------   ----------    ----------   ----------   -----------    -----------
NET INCREASE (DECREASE)
 IN NET ASSETS AVAILABLE
 FOR PLAN BENEFITS           5,469,789   4,217,788    4,901,320    3,199,535     1,417,435    2,663,347      (138,709)   (6,816,867)

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS
 AT BEGINNING OF YEAR        9,161,725   4,943,937    7,502,074    4,302,539     2,663,347            0    27,119,427     33,936,294
                           -----------  ----------  -----------   ----------    ----------   ----------   -----------    -----------
NET ASSETS AVAILABLE
 FOR PLAN BENEFITS
 AT END  OF YEAR           $14,631,514  $9,161,725  $12,403,394   $7,502,074    $4,080,782   $2,663,347   $26,980,718    $27,119,427
                           -----------  ----------  -----------   ----------    ----------   ----------   -----------    -----------
                           -----------  ----------  -----------   ----------    ----------   ----------   -----------    -----------

                                                                               Nonparticipant-Directed
                                                    Participant Loan Fund        Total Return Fund                  Total
                                                   -----------------------   --------------------------  ---------------------------
                                                      1997         1996          1997          1996          1997           1996
                                                   ----------   ----------   -----------    -----------  ------------   ------------
CONTRIBUTIONS (Note 4):
   Employer                                        $        0   $        0   $         0    $        0   $ 3,214,526    $ 3,117,838
   Employee                                                 0            0             0             0     4,366,078      4,441,410
                                                   ----------   ----------   -----------    -----------  ------------   ------------
            Total contributions                             0            0             0             0     7,580,604      7,559,248

INTEREST AND DIVIDEND INCOME                                0            0             0             0       738,986        391,934

NET GAIN (LOSS) FROM INVESTMENTS (Note 2)                   0            0     6,751,545     3,105,214    25,747,995      9,736,042

INTEREST INCOME--PARTICIPANT LOANS (Note 4)                 0            0             0             0       272,764        240,343

PRINCIPAL REPAYMENTS--PARTICIPANT LOANS              (932,112)    (826,904)            0             0             0              0
                                                   ----------   ----------   -----------    -----------  ------------   ------------
                                                     (932,112)    (826,904)    6,751,545     3,105,214    34,340,349     17,927,567
                                                   ----------   ----------   -----------    -----------  ------------   ------------
LESS:
   Benefit payments                                   (20,863)    (324,262)   (1,061,625)   (1,478,360)   (6,485,381)   (10,911,461)
   Loan disbursements                               1,245,633    1,439,100             0             0             0              0
                                                   ----------   ----------   -----------    -----------  ------------   ------------
                                                    1,224,770    1,114,838    (1,061,625)   (1,478,360)   (6,485,381)   (10,911,461)
                                                   ----------   ----------   -----------    -----------  ------------   ------------
INTERFUND TRANSFERS                                         0            0             0      (144,998)            0              0
                                                   ----------   ----------   -----------    -----------  ------------   ------------
NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE
 FOR PLAN BENEFITS                                    292,658      287,934     5,689,920     1,481,856    27,854,968      7,016,106

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT
 BEGINNING OF YEAR                                  2,681,692    2,393,758    26,495,574    25,013,718   125,515,884    118,499,778
                                                   ----------   ----------   -----------    -----------  ------------   ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS AT
 END OF YEAR                                       $2,974,350   $2,681,692   $32,185,494    $26,495,574  $153,370,852   $125,515,884
                                                   ----------   ----------   -----------    -----------  ------------   ------------
                                                   ----------   ----------   -----------    -----------  ------------   ------------

The accompanying notes are an integral part of these statements.

                            GEORGIA GULF CORPORATION

                         SAVINGS AND CAPITAL GROWTH PLAN

                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1997 AND 1996

  1.  THE PLAN

      The Georgia Gulf Corporation Savings and Capital Growth Plan (the "Plan") was established effective January 1, 1985 in connection with the acquisition of Georgia-Pacific Chemicals, Inc. ("Chemicals") by Georgia Gulf Corporation (the "Company") from Georgia-Pacific Corporation ("G-P"). G-P transferred assets with a fair value of $9,758,567 to the Plan which related to benefits earned by employees of Chemicals under a benefit plan sponsored by G-P.

      Effective October 1, 1995, Georgia Gulf Corporation transferred the Plan's assets from Wachovia Bank of Georgia, N.A. ("Wachovia") to a new trustee, INVESCO Trust Company ("INVESCO").

  2.  SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

      Basis of Accounting

      The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

      Investment Valuation

      Investments in the Plan are stated at fair market value, based on current security exchange prices. Net gain (loss) from investments includes realized gains (losses) from the sales of investments and unrealized appreciation (depreciation) of investments.

                                                                                      1997               1996
                                                                                      ----               ----
       Net gain/(loss) from Georgia Gulf Corporation stock                         $  3,577,377       $(1,732,681)
       Net gain from other investments                                               22,170,618        11,468,723
                                                                                   ------------       -----------
                                                                                    $25,747,995       $ 9,736,042
                                                                                   ------------       -----------
                                                                                   ------------       -----------

      Prior to October 1, 1995, certain Plan assets were commingled in the Georgia Gulf Corporation Master Employee Benefits Trust (the "MEBT") together with the assets of the

      Company's Salaried Employees Retirement Plan and Hourly Employees Retirement Plan. On October 1, 1995, all Plan assets in the MEBT were transferred to INVESCO.

      Tax Status

      The Plan obtained its latest determination letter on November 13, 1996, in which the Internal Revenue Service ("IRS") stated that the Plan, as amended as of August 26, 1996, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). In the opinion of the plan administrator, the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and is therefore tax-exempt as of the financial statement dates.

  3.  TRUST AGREEMENT

      Effective October 1, 1995, INVESCO (the "Trustee") accepted fiduciary responsibility as Trustee for the Georgia Gulf Corporation Savings and Capital Growth Plan. Expenses incurred by the Trustee in the performance of its duties under this agreement, other than investment advisor fees, are paid by the Plan.

  4.  PLAN DESCRIPTION

      The following description of the Plan is provided for informational purposes only:

               General

               The Plan is a defined contribution plan covering substantially all salaried employees of the Company. Established in 1985, the Plan provides for a yearly defined company contribution. In addition, the Company contributes a matching percentage of employee contributions up to a designated maximum percentage. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

               The Plan is divided into three accounts, each containing specific benefits, vesting, and limitations, as defined in the plan document:

                        Capital Growth Account

                        Contributions consist of a yearly company contribution of 3% of annual compensation, as defined by the plan agreement. The contribution is limited to current and accumulated earnings and profits in accordance with IRS regulations and is fully vested immediately. Pursuant to an amendment effective October 1, 1995, the contribution is participant-directed.

                        Employees whose termination is due to disability or death or whose termination occurs after reaching age 55 with five or more years of service will be entitled to a contribution for the year of termination. On

                        December 31, 1997, 992 employees or former employees received a basic contribution to their capital growth account.

                        Savings Account

                        Contributions consist of pretax and/or after-tax employee contributions and a company matching contribution equal to 50% of employee before-tax contributions up to a maximum of 4% of annual compensation. Company contributions are limited to current and accumulated earnings and profits in accordance with IRS regulations. Matching contributions vest at a rate of 10% per year for the first four years of service and 20% per year for the fifth, sixth, and seventh years of service or vest immediately, if an employee leaves the Company due to death, disability, or retirement at age 60 or later. As of December 31, 1997, 946 employees were making contributions to their savings accounts.

                        Prior Plan Account

                        Present participants of the Plan who were previously employees of G-P may have participated in the G-P Savings and Capital Growth Plan, which consisted of an employer fund and employee fund. Employer fund balances consisted of annual contributions, plus earnings. Employee fund balances consisted of employee after-tax contributions, plus earnings. Upon termination of employment by G-P due to the Company's acquisition of Chemicals, these prior plan account balances were transferred to the Plan and became fully vested.

                        When an employee leaves the Company, he may elect to receive his entire employer fund prior plan account balance as a lump-sum distribution or, if eligible, to transfer the amount to the Company's defined benefit plan, the Salaried Employees Retirement Plan. If the employee elects a lump-sum distribution, the pre-1985 pension benefit is reduced by the monthly annuity value of the employer fund balance.

                        Employee fund balances are classified as an after-tax savings account and are subject to plan distribution rules.

      Investment Funds as of December 31, 1997 and 1996

      Assets held in the Plan as of December 31, 1997, are invested by the Trustee in one or more of the seven investment fund options: the Total Return Fund, the Stable Value Fund, the Stock Fund, the Small Company Fund, the Georgia Gulf Stock Fund, the Blue Chip Growth Fund, and the Europacific Growth Fund. Prior plan account assets are invested in the Total Return Fund at December 31, 1997, and 1996. Savings account assets may be divided at the participants' discretion among the fund options in 1% increments, and participants may change their investment elections monthly. A description of the investment funds follows:

               Total Return Fund (Formerly Known as the Balanced Fund)

               A fund comprised of units in the INVESCO Total Return Fund, which invests in stocks and bonds to achieve a competitive rate of return while maintaining low volatility.

               Stable Value Fund (Formerly Known as the Interest Income Fund)

               A fund comprised of units in the INVESCO Retirement Stable Value Fund, which invests in investment contracts designed to essentially ensure return of principal and a higher return than typically offered by money market funds. Guaranteed income contracts that provide for benefit payments or withdrawals on a contractual basis and with respect to which there is no active trading market are valued at their fair values, as determined by the Trustee, which in the case of such investments providing for such payments or withdrawals without penalties, is generally deemed to be accrued at book value (cost plus accrued income). Due to the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investment contracts existed.

               Blue Chip Growth Fund

               A fund comprised of units in the Fidelity Blue Chip Growth Fund. This fund invests in a diversified portfolio of common stocks of well-known and established companies to achieve long-term capital appreciation.

               Stock Fund (Formerly Known as the Common Stock Fund)

               A fund comprised of a mutual fund investing in common stock of well-established companies to achieve long-term capital growth.

               Small Company Fund (Formerly Known as the Emerging Growth Fund)

               A fund comprised of an aggressive equity mutual fund investing in small-sized companies to achieve substantial capital appreciation.

               Europacific Growth Fund

               A fund comprised of units in the American Funds Europacific Growth Fund. This fund invests in a portfolio of companies outside the United States which offer above-average growth potential to achieve long-term capital appreciation.

               Georgia Gulf Stock Fund

               A fund comprised of Georgia Gulf Corporation common stock to achieve substantial capital appreciation.

      Benefits

      Benefits of the Plan are payable to the designated beneficiary if termination is due to death. Distributions to employees are made only upon termination.

      Participant Loans

      A Plan participant may borrow up to 50% of his total vested account balance. The vested account balance consists of employee pretax contributions, his vested portion of company matching contributions, and the company basic contributions. Loans will be made for no less than $1,000 and no more than $50,000. Loans are repaid by monthly payroll deductions covering both principal and interest. The loans must be repaid within five years, unless used to purchase a primary residence, in which case the term may be extended. Interest rates are based on the prime interest rate plus 1% at the time a loan is approved.

      Plan Termination

      In the event the Plan terminates, employees become 100% vested for all company contributions regardless of length of service. In addition, any unallocated Plan funds will be allocated to the appropriate accounts of Plan members and beneficiaries.

                                                                                                                          SCHEDULE I

                                          GEORGIA GULF CORPORATION

                                      SAVINGS AND CAPITAL GROWTH PLAN

                         ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                             DECEMBER 31, 1997

                                                                                         Shares or        Market         Historical
           Identity of Issuer           Description                                     Face Value       Value             Cost
      ----------------------------  ------------------                                 ------------ ---------------- ---------------
                                     GUARANTEED INCOME FUND:
*   INVESCO                             INVESCO Stable Value Fund                        8,588,029  $    8,588,029    $   8,588,029

                                     MUTUAL FUNDS:
*   INVESCO                             INVESCO Total Return Fund                        2,534,374      73,724,948       56,524,673
    Fidelity                            Blue Chip Growth Fund                              253,095       9,987,117        8,796,168
    Dodge & Cox                         Dodge & Cox Stock Fund                             154,716      14,631,514       12,228,631
    UAM                                 UAM Small Company Fund                             472,330      12,403,394       10,370,383
    American Funds                      Europacific Growth Fund                            156,833       4,080,782        4,101,939
                                                                                                    --------------    -------------
                                                 Total mutual funds                                    114,827,755       92,021,794

                                     NOTES AND MORTGAGES:

*   The Plan                            Employee loans (with interest rates ranging
                                         from 7% to 12%)                                  2,974,350       2,974,350        2,974,350

                                     EQUITY SECURITIES:

*   Georgia Gulf                        Georgia Gulf Stock Fund                             849,470      26,980,718       17,337,263
                                                                                                       ------------     ------------
                                        Total investments                                              $153,370,852     $120,921,436
                                                                                                       ------------     ------------
                                                                                                       ------------     ------------


                                                                  *Represents a party in interest.

                                                   The accompanying notes are an integral part of this schedule.

                                                                                        SCHEDULE I

                                     GEORGIA GULF CORPORATION

                                 SAVINGS AND CAPITAL GROWTH PLAN

                         ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS(a)

                               FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                        Purchases
                                                      ---------------------------------------------
                                                                                        Current
                                                                                        Value of
                                                           Number                       Asset on
                                                             of          Purchase     Transaction
                Investment Description                  Transactions       Price          Date
        --------------------------------------------- --------------- ------------- --------------

MUTUAL FUNDS:
   INVESCO Stable Value Fund                                  80         $6,828,286    $6,828,286

   INVESCO Total Return Fund                                 116          6,530,556     6,530,556
   Dodge & Cox Common Stock Fund                             134          6,703,545     6,703,545

EQUITY SECURITIES:
   Georgia Gulf Stock Fund                                    95          9,264,786     9,264,786

                                                                                    Sales or Maturities
                                                       ----------------------------------------------------------------------------
                                                                                                           Current
                                                                                                          Value of
                                                           Number                                         Asset on
                                                             of                                         Transaction      Realized
                Investment Description                  Transactions      Proceeds          Cost            Date       Gain (Loss)
        --------------------------------------------- --------------  --------------- --------------- -------------- --------------

MUTUAL FUNDS:                                                117        $  5,040,702    $  5,040,702    $  5,040,702  $          0
   INVESCO Stable Value Fund
                                                             177           9,237,493       7,672,361       9,237,493     1,565,132
   INVESCO Total Return Fund                                 147           3,004,567       2,578,621       3,004,567       425,946
   Dodge & Cox Common Stock Fund

EQUITY SECURITIES:                                           265          13,482,455      12,084,456      13,482,455     1,397,999
   Georgia Gulf Stock Fund

                                            (a)   Represents a transaction or
                                                  series of transactions in
                                                  securities of the same issue
                                                  in excess of 5% of fair market
                                                  value of plan assets as of the
                                                  beginning of the year.

                                 The accompanying notes are an integral part of this schedule.

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the Company's previously filed Registration Statements on Form S-8, File No. 33-14696, File No. 33-40952, File No. 33-27365, File No. 33-42008, File No. 33-42190, File No. 33-56711, and File
No. 33-64749.



Arthur Andersen L.L.P.

Atlanta, Georgia
June 23, 1998